Amendment to Amended and Restated Securities Lending Agreement

Between

U.S. Bank National Association and

Nuveen Investment Funds, Inc.

THIS AMENDMENT is made as of January 1, 2012, by and between U.S. Bank National Association (the “Bank”) and Nuveen Investment Funds, Inc. (formerly known as First American Investment Funds, Inc.) (“NIF”).

WHEREAS, the Bank and NIF have entered into an Amended and Restated Securities Lending Agreement dated as of February 17, 2010, as amended as of December 30, 2010 (the “Agreement”) pursuant to which the Bank engages in securities lending as agent for certain series of NIF (each series a separate “Customer”) with respect to certain securities owned by each Customer.

WHEREAS, the Bank and NIF wish to amend the Agreement, effective January 1, 2012.

NOW THEREFORE, the Bank and NIF, intending to be legally bound, agree as follows:

1.	The Bank shall accept only Cash Collateral with respect to Loans entered into on behalf of the Customers.

2.	Exhibit B of the Agreement is hereby replaced, in its entirety, with the following:

Exhibit B

Securities Lending Fee

NIF shall pay to the Bank, on behalf of the Customers, a fixed annual fee, payable monthly, for administering the securities lending program for such Customers. Such fee shall be calculated as follows:

1.	Effective January 1, 2012, the annual fee shall be $844,351, which is equal to (a) the expense of operating the Bank’s securities lending program during the calendar year ended December 31, 2010, as presented to the board of directors of the First American Funds as part of its 2011 contract renewal process, multiplied by (b) the Customers’ proportionate share of the securities lending transaction activity of all of the Bank’s securities lending clients during the 12 months ended December 31, 2011.

2.	Such annual fee will be in effect through June 30, 2012. The parties agree that, on that date, the annual fee will be recalculated using the Bank’s securities lending program expenses for the calendar year ended December 31, 2011, as presented to the board of directors of the First American Funds, and securities lending transaction activity for the 12 months ended June 30, 2011, such revised fee being subject to the approval of the Board of Directors of NIF.

3.

1/12th of the annual fee will be charged to the Customers each month, with such monthly charge being allocated among the Customers in proportion to their respective earnings from securities lending during such month, provided, however, that if a Customer’s Cash Collateral was invested during such month in Prime Portfolio, such Customer’s fee for such month will be reduced, if necessary, so that the sum of (a) that portion of the administration fee (.02% per annum) earned by U.S. Bancorp Asset Management, Inc. (“USBAM”) from Prime Portfolio during such month that is allocable to such Customer, plus (b) the monthly fee paid by such Customer to the Bank under this Agreement, does not exceed 20% of the sum of (i) the Customer’s Net Income for such month plus (ii) that portion of the administration fee earned by USBAM from Prime Portfolio during such month that is allocable to such Customer.

4.	The monthly fee for each Customer shall be calculated and retained by the Bank out of such Customer’s Net Income for such month, provided, however, that if the fee is not so retained, NIF, on behalf of such Customer, shall pay such fee upon request from the Bank.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written by their duly authorized officers.

NUVEEN INVESTMENT FUNDS, INC.

By:	/s/ Kathleen Prudhomme
Name:	Kathleen L. Prudhomme
Title:	Vice President

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Kenneth L. Delecki
Name:	Kenneth L. Delecki
Title:	Head of Securities Lending